UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G/A
(Amendment No. 2)

Under the Securities Exchange Act of 1934

Paratek Pharmaceuticals, Inc. (formerly, Transcept Pharmaceuticals, Inc.)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

699374302
(CUSIP Number)

October 30, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒           Rule 13d-1(b)

☐           Rule 13d-1(c)

☐           Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 699374302	13G/A	Page 2 of 6 Pages

1.		Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). Roumell Asset Management, LLC (“RAM”) 52-2145132
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 128,305*
	6.	Shared Voting Power 134,989
	7.	Sole Dispositive Power 128,305*
	8.	Shared Dispositive Power 134,989
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 263,294
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11.
Percent of Class Represented by Amount in Row (9)

Approximately 1.8% (based on the 14,417,936 shares of common stock outstanding as of October 30, 2014, as reported in Item 2.01 of the Issuer’s Current Report on Form 8-K dated October 30, 2014 and filed on October 31, 2014 (the “Form 8-K”)).

12.		Type of Reporting Person IA

* Represents shares held by the Roumell Opportunistic Value Fund (the “Fund”) and includes 86,760 shares expected to be received as part of the Paratek Financing (as defined in the Form 8-K).

CUSIP No. 699374302	13G/A	Page 3 of 6 Pages

1.		Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). James C. Roumell (“Roumell”)
2.	Check the Appropriate Box if a Member of a Group	(c) ☐ (d) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 130,345*
	6.	Shared Voting Power 134,989**
	7.	Sole Dispositive Power 130,345*
	8.	Shared Dispositive Power 134,989**
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 265,334 **
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11.		Percent of Class Represented by Amount in Row (9) Approximately 1.8% (based on the 14,417,936 shares of common stock outstanding as of October 30, 2014, as reported in the Form 8-K).
12.		Type of Reporting Person IN

*      Includes 128,305 shares held by the Fund.

**
Roumell is the President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Roumell could be deemed the beneficial owner of the shares held by RAM.

CUSIP No. 699374302	13G/A	Page 4 of 6 Pages

Item 1(a).	Name of Issuer:
Paratek Pharmaceuticals, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices:
75 Kneeland Street, 6th Floor Boston, Massachusetts 02111
Item 2(a).	Name of Persons Filing:
1. Roumell Asset Management, LLC 2. James C. Roumell
Item 2(b).	Address of Principal Business Office or, if none, Residence:
2 Wisconsin Circle, Suite 660, Chevy Chase, MD 20815
Item 2(c).	Citizenship:
1. RAM – Maryland 2. Roumell – U.S.A.
Item 2(d).	Title of Class of Securities:
Common Stock
Item 2(e).	CUSIP Number:
699374302

Item 3.	If this statement is filed pursuant to Rule 13(d)-1(b), or 13(d)-2(b), or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☒	* An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☒	* A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in SEction 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

*
RAM is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.  Roumell is the President of RAM and holds a controlling percentage of its outstanding voting securities.  Roumell is joining in this filing on Schedule 13G/A pursuant to Rule 13d-1(k)(1).

CUSIP No. 699374302	13G/A	Page 5 of 6 Pages

Item 4.                                Ownership.

(a)	Amount beneficially owned:
See Items 5-11 on the cover sheets of this Schedule 13G/A.
(b)	Percent of class:
Approximately 1.8% (based on the 14,417,936 shares of common stock outstanding as of October 30, 2014, as reported in Item 2.01 of the Issuer’s Current Report on Form 8-K dated October 30, 2014 and filed on October 31, 2014).

(c)	Number of shares as to which each person has:
(i)	Sole power to vote or to direct the vote	130,345 (includes 2,040 shares held by Roumell)
(ii)	Shared power to vote or to direct the vote	134,989 (through RAM)
(iii)	Sole power to dispose or to direct the disposition of	130,345 (includes 2,040 shares held by Roumell)
(iv)	Shared power to dispose or to direct the disposition of	134,989 (through RAM)

Item 5.                    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the facts that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than 5% of the class of securities, check the following ☒.

Item 6.                    Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution Group.

Not applicable.

Item. 10.	Certification.

By signing below, the undersigned (i) certify that, to the best of their knowledge and belief, the securities reported herein were acquired in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect and (ii) hereby declare and affirm that the filing of this Schedule 13G/A shall not be construed as an admission that either of the reporting persons is the beneficial owner of the securities reported herein, which beneficial ownership is hereby expressly disclaimed, except to the extent of their respective pecuniary interest therein.

CUSIP No. 699374302	13G/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 10, 2014
(Date)

/s/ James C. Roumell
(Signature)

Roumell Asset Management, LLC
By: James C. Roumell, President
(Name/Title)

November 10, 2014
(Date)

/s/ James C. Roumell
(Signature)

James C. Roumell
(Name)

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them this Schedule 13G (including further amendments thereto) with respect to the common stock of Transcept Pharmaceuticals, Inc., and that this Joint Filing Agreement be included as an exhibit to such joint filing.

This Joint Filing Agreement may be executed in one or more counterparts, and each such counterpart shall be an original but all of which, taken together, shall constitute but one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint filing Agreement as of this 18th day of December 2013.

    By:           /s/ James C. Roumell
    James C. Roumell

    ROUMELL ASSET MANAGEMENT, LLC

    By:           /s/ James C. Roumell
    James C. Roumell, President